Exhibit 2.1

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This Second Amendment (this “Amendment”) to the Business Combination Agreement is made and entered into effective as of August 28, 2026, by and among (i) Soulpower Acquisition Corporation, a Cayman Islands exempted company (together with its successors, “SPAC”), (ii) SWB Holdings, a Cayman Islands exempted company (together with its successors, “Pubco”), and (iii) SWB LLC, a Cayman Islands limited liability company (together with its successors, the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the BCA (defined below).

WHEREAS, (i) SPAC, (ii) Pubco, (iii) SAC Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco, (iv) SWB Merger Sub LLC, a Cayman Islands limited liability company and a wholly owned subsidiary of Pubco, and (v) the Company are parties to that certain Business Combination Agreement made and entered into as of November 24, 2025 (as amended by the First Amendment to Business Combination Agreement on March 26, 2026, the “Original BCA”);

WHEREAS, pursuant to Section 10.9 of the Original BCA, the Original BCA can be amended by execution of a written instrument signed by SPAC, Pubco and the Company; and

WHEREAS, the parties desire to amend the Original BCA on the terms and conditions set forth herein (as amended, including by this Amendment, the “BCA”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the BCA, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Amendments to Address Changes to Structuring of Certain Contributions and Acknowledgement of No Further Additional Contribution Agreements.

(a) Clauses (i) and (ii) of the second WHEREAS clause is hereby deleted in its entirety and replaced with the following:

“(i)	certain contribution agreements (the “Contribution Agreements”), with investors (the “Contribution Investors”) for those Contribution Investors to contribute certain real estate and mineral rights property and equipment and related assets or equity of entities holding such assets (together, the “Contributed Assets”) to the Company (or a Subsidiary of the Company) immediately prior to the Closing in exchange for non-voting membership interest units of the Company, except with respect to the Amended and Restated Contribution Agreement by and among the Company, Pubco and certain contributors named therein relating to the Uruguay entities Bisland SA and Los Naranjos SA (the “Uruguay Contribution Agreement”), pursuant to which the Contributed Assets thereunder will be contributed shortly after the Closing in exchange for $5,000,000 in cash to be paid by SWB or Pubco upon the closing of such contribution, the potential issuance of up to 5,000,000 Pubco Class A Ordinary Shares (the “Uruguay Milestone Shares” after the Closing subject to certain milestones under Section 2 of the Uruguay Contribution Agreement being satisfied and the potential issuance of up to 111,500,000 Pubco Class A Ordinary Shares (the “Uruguay Earnout Shares” and, together with the Uruguay Milestone Shares, the “Uruguay Shares”) thereafter subject to certain earnout milestones under Section 3 of the Uruguay Contribution Agreement being satisfied;

(ii)	asset management agreements and Independent Contractor Agreements (collectively, the “Asset Management Agreements”) with the Contribution Investors relating to the management of the Contributed Assets;”

(b) Clauses (v) of the second WHEREAS clause is hereby amended to delete the parenthetical “(including any Additional Contribution Agreements)” and replace it with the following “(including the Uruguay Contribution Agreement)”.

(c) Section 1.11 of the BCA is hereby deleted in its entirety and replaced with the following:

“1.11 Merger Consideration for Company Equityholders. Subject to and upon the terms and conditions of this Agreement, the aggregate consideration to be paid to Company Equityholders pursuant to the Company Merger (the “Merger Consideration”) shall be an amount, expressed in U.S. Dollars, equal to the sum of (i) one hundred and twenty percent (120%) of the Company Net Asset Amount, plus (ii) twenty percent (20%) of the Uruguay Contribution Amount (as defined below), plus (iii) $60,000,000, representing the 6,000,000 Pubco Class A Shares underlying the Put Option Agreement (as defined in the Carident Contribution Agreement) pursuant to the Carident Contribution Agreement (the “Put Option Amount”). For purposes hereof, the “Uruguay Contribution Amount” means an amount equal to the product of (x) the total number of potential Uruguay Shares under the Uruguay Contribution Agreement multiplied by (y) $10.00 per share. The Merger Consideration will be paid in the form of Pubco Ordinary Shares (the “Company Merger Shares” and collectively with the SPAC Merger Shares, the “Merger Shares”), each valued at Ten U.S. Dollars ($10.00) per share, with holders of Company Class A Units receiving Pubco Class A Ordinary Shares for their Company Class A Units and holders of Company Class V Units receiving Pubco Class V Ordinary Shares for their Company Class V Units. The Company shall provide SPAC with a certificate setting forth the amount of the Merger Consideration to be paid at Closing, together with the calculation of the Company Net Asset Amount and all supporting documentation, at least five (5) Business Days prior to the Closing. In accordance with the Company LLC Agreement, (a) the holders of Company Class A Units will receive in the aggregate an amount equal to the Company Net Asset Amount (the “Class A Merger Consideration”) for their Company Class A Units, with each holder receiving its pro rata portion of the Class A Merger Consideration based on the number of Company Class A Units held as a percentage of the total issued and outstanding Company Class A Units (except that the Put Option Amount will be allocated solely to Carident) (such holder’s “Class A Pro Rata Share”), and (b) the holders of Company Class V Units will receive in the aggregate an amount equal to the sum of (i) twenty percent (20%) of the Company Net Asset Amount (for the avoidance of doubt, excluding the Put Option Amount), plus (ii) twenty percent (20%) of the Uruguay Contribution Amount (the “Class V Merger Consideration”) for their Company Class V Units, with each holder receiving its pro rata portion of the Class V Merger Consideration based on the number of Company Class V Units held as a percentage of the total issued and outstanding Company Class V Units (such holder’s “Class V Pro Rata Share”).

(d) Section 5.7(c) of the BCA is hereby amended to delete the phrase “, including any Additional Contribution Agreements entered into in compliance with Section 6.18(a),” each time it appears therein.

(e) The Company Disclosure Schedules are hereby amended to add the disclosures set forth in Schedule 5.7(c) attached hereto.

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(f) Sections 6.2(a) and 6.2(b) of the BCA are hereby amended to delete the phrase “or Additional Contribution Agreements entered into during the Interim Period in accordance with Section 6.18” each time it appears therein.

(g) Section 6.18(a) of the BCA is hereby deleted in its entirety and replaced with the following: “[reserved]”.

(h) Section 7.1(i) of the BCA is hereby deleted in its entirety and replaced with the following:

“(i) Closing of Contribution Agreements. The Company shall have consummated closings under Contribution Agreements and other SWB Agreements that result in a Company Net Asset Amount of at least $250 million.

(i) Section 11.1 of the BCA is hereby amended to delete the defined terms “Company Signing Net Asset Amount” and “Company Additional Contribution Amount” in their entirety.

(j) Section 11.1 of the BCA is hereby amended to delete the defined term “Company Net Asset Amount” in its entirety and replace it with the following:

“Company Net Asset Amount” means an aggregate amount equal to (i) the aggregate amount of the Contributed Assets Value (as such term is defined in each applicable Contribution Agreement) and Mineral Rights Value (as such term is defined in each applicable Contribution Agreement) for all Contributed Assets under all Contribution Agreements that have been consummated as of the Closing (on a gross basis without netting out any Indebtedness assumed thereunder (and for the avoidance of doubt, adding to the Contributed Assets Value or Mineral Rights Value the amount of any Indebtedness assumed by the Company or its subsidiaries or otherwise owed by an entity contributed as a Contributed Asset) or any payments made in cash or debt in lieu of Company Units) (for the avoidance of doubt, excluding the Uruguay Contribution Agreement), plus (ii) the amount paid by the Company or its Subsidiary (whether in cash, equity or issuance or assumption of debt) as of the Closing for the BVI Banking License in accordance with the terms of the BVI Banking License Purchase Agreement, plus (iii) the amount paid by the Company in equity under the Advisory Agreement as of the Closing in accordance with the terms of the Advisory Agreement, less (iv) the Indebtedness of the Target Companies, on a consolidated basis, as of the Closing that is incurred under the SWB Agreements (for the avoidance of doubt, excluding any obligations for the Uruguay Shares under the Uruguay Contribution Agreement), less (v) the amount of any cash or cash equivalents of the Target Companies that as of the Closing were paid or are payable as consideration for any Contributed Assets under Contribution Agreements that have been consummated as of the Closing.”

(k) Section 11.1 of the BCA is hereby amended to add the following definitions:

“Carident” means Carident AG, Teufen (AR), Switzerland with register number CHE-115.572.978.

“Carident Contribution Agreement” means that certain German Contribution Agreement, dated as of July 29, 2026, by and between the Company, Carident and for limited purposes thereof Tilman Fritsch.

2. Amendment to Extend Outside Date. The parties hereto hereby agree to amend Section 8.1(b) of the Original BCA to replace the phrase “nine (9) month anniversary of the Signing Date” with the following date “April 2, 2027”.

3. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Original BCA and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original BCA or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the BCA in the BCA or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original BCA, as amended by this Amendment (or as the BCA may be further amended or modified after the date hereof in accordance with the terms thereof). The BCA, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the BCA, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original BCA is materially different from or inconsistent with any provision of this Amendment, the provision of this Amendment shall control, and the provision of the Original BCA shall, to the extent of such difference or inconsistency, be disregarded. This Amendment shall be interpreted, construed, governed and enforced in a manner consistent with the Original BCA, and, without limiting the foregoing, Sections 10.1 through 10.10 and 10.12 through 10.14 of the Original BCA are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this Amendment as if all references to the “Agreement” contained therein were instead references to this Amendment.

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IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to the Business Combination Agreement as of the date first written above.

SPAC:

SOULPOWER ACQUISITION CORPORATION

By:
Name:	Frank Candio
Title:	Director and Chairman of Special Committee

Pubco:

SWB HOLDINGS

By:
Name:	Justin Lafazan
Title:	Chief Executive Officer

The Company:

SWB LLC

By:
Name:	Justin Lafazan
Title:	Chief Executive Officer

{Signature Page to Second Amendment to Business Combination Agreement}